[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 17, 2017

Trace W. Rakestraw

Staff Attorney

David Manion

Staff Accountant

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	XAI Octagon Floating Rate Income & Credit Alternative Trust (File Nos. 333-217196 and 811-23247)

Dear Mr. Rakestraw:

Thank you for your comments received May 5, 2017, regarding the registration statement on Form N-2 (the “Registration Statement”) filed by XAI Octagon Floating Rate Income & Credit Alternative Trust (the “Trust”) on April 7, 2017. We have considered your comments to the Registration Statement and, on behalf of the Trust, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Trust intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Registration Statement.

General

Comment 1:	Please confirm in your response that the Trust has received a FINRA no-objection letter to the Trust’s compensation and other arrangements.

Response 1:	Once the Trust has identified lead underwriters, the underwriters will submit the offering to FINRA Corporate Finance for review of the underwriting terms and arrangements. The Trust confirms that the underwriters will receive confirmation of “no objections” from FINRA prior to the pricing of the contemplated offering.

Comment 2:	Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response 2:	The Trust has no current intention to submit any exemptive applications or no-action requests in connection with the Registration Statement.

Cover Pages (pp. ii-iii)

Comment 3:	In footnote “(2)” at the top of p. ii, please indicate in the disclosure to whom the structuring fee will be paid.

Response 3:	The lead underwriters and members of the underwriting syndicate to which the Adviser may pay structuring fees have not yet been determined. The Trust confirms that the final prospectus will identify in footnote (2) each recipient of structuring fees.

Comment 4:	In the “Portfolio Contents” section on the cover page, and elsewhere in the registration statement, where applicable, please clarify what “other credit-related instruments” consists of.

Response 4:	For purposes of the Trust’s investment policy of investing at least 80% of its Managed Assets in floating rate credit instruments, the Trust includes credit instruments of any kind. The Trust has highlighted those categories of credit instruments that it expects to constitute its most significant investments - structured credit investments, traditional corporate credit investments and opportunistic credit investments. Other credit investments is intended to clarify that a credit instrument that does not fall within one of those three categories would still be a permitted investment for the Trust consistent with its 80% policy. The Trust confirms that each type of credit security which the Trust expects to be a component of its principal investment strategies is described in the Prospectus under the heading “The Trust’s Investments” and the risks associated with each such type of credit security is described under “Risks.”

Prospectus Summary – General Comments (pp. 1-15)

Comment 5:	Please provide a summary of tax matters in the summary section of the Prospectus, including whether the Trust intends to elect to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986.

Response 5:	The Trust has added the requested disclosure.

Comment 6:	In addition, please inform us whether the Trust intends to report a distribution yield. If the Trust intends to report a distribution yield at any point prior to finalizing its tax figures, the Trust should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Response 6:	The Trust does not intend to report a “distribution yield” but may from time to time report its distribution rate as a percentage of net asset value and/or market price. The Trust confirms that to the extent a portion of its distributions are expected to consist of return of capital, the Trust will disclose such expectation.

Prospectus Summary – Portfolio Contents (p. 2)

Comment 7:	Please disclose what “other credit-related instruments,” in the first paragraph of this section, consist of.

Response 7:	Please see Response #4.

Comment 8:	Please disclose how floating rate income investments fit into the four bullet points of the first paragraph of this section and elsewhere where this same disclosure is mentioned.

Response 8:	The Trust intends to invest primarily in floating rate investments, including floating rate instruments within each of the four categories of investments. The Trust has revised its 80% policy to clarify that the Trust will invest at least 80% of its Managed Assets in floating rate credit instruments.

Comment 9:	To what extent, if any, does the Trust plan to invest in inverse floating rate notes (or ‘inverse floaters’)? If the Trust does plan to invest in inverse floating rate notes, please describe such investments in the disclosure along with any risks related thereto.

Response 9:	The Trust has no current intention to invest in inverse floating rate notes as part of its principal investment strategies.

Adviser (p. 7)

Comment 10:	The disclosure states that “[t]o provide investors with access to institutional caliber alternative investments, XAI partners with established alternative asset managers selected from among numerous alternative credit managers, hedge fund managers and private debt and equity firms.” If the Trust plans to co-invest with such partners, does the Trust have, or plan to file for, co-investment relief? If the Trust neither has, nor plans to obtain such co-investment relief, please describe supplementally the no-action letter(s), sections or rules of the Investment Company Act of 1940 on which the Trust is relying in order to co-invest with the “partners” referenced above.

Response 10:	The referenced disclosure refers to XAI’s business model of sponsoring a fund complex in which funds are sub-advised by various sub-advisers specializing in different alternative asset classes. The reference to “partners” refers to sub-advisers retained by XAI to manage different funds in the fund complex, and not to parties with which the fund may co-invest. For the avoidance of doubt, Octagon Credit Investors is the sole sub-adviser to the Trust. The Trust has revised this language to clarify this disclosure.

Special Risk Considerations – No Prior History (p. 7)

Comment 11:	Please briefly describe why having no prior history is a risk to investors.

Response 11:	The Trust has added the requested disclosure.

Restructuring of Investments Held by CLOs (p. 9)

Comment 12:	If the CLOs in which the Trust invests are restructured and the resulting holdings of the restructured CLO cause the CLO to no longer satisfy the requirements of the Trust’s investment objective and policies, would the Trust liquidate its position in that particular CLO? If so, what is the process for such liquidation. Please include a description of the process in the Prospectus.

Response 12:	The Trust may invest in CLOs with various terms and underlying investments. The Trust does not expect that any restructuring of a CLOs investments will result in a CLO no longer satisfying the requirements of the Trust’s investment objective and policies. The Sub-Adviser continually evaluates investments held by the Trust, and may dispose of investments when it believes that such disposition would be in the best interest of the Trust. The Trust has revised disclosure to clarify that the reference in the risk factor to not meeting criteria for investment refers to the CLO’s criteria, and to provide additional information regarding disposition of investments.

Unsecured Loan Risk (p. 10)

Comment 13:	Is the volatility profile for these investments materially different from the other investments the Trust has described? If so, please add additional disclosure about the risk of price volatility for these investments.

Response 13:	The Trust has added the requested disclosure.

Loan Participation and Assignment Risk (p. 10)

Comment 14:	This risk states that the Trust may purchase loan participations and assignments, but only discusses the risks of purchasing assignments. Please summarize the risks of purchasing participations as well.

Response 14:	The Trust has added the requested disclosure.

Short Sales Risk (p. 12)

Comment 15:	Please summarize the risks of conducting short sales. The current disclosure only describes what short sales are.

Response 15:	The Trust has added the requested disclosure.

Prospectus Summary – Equity Investments Risk (p. 14)

Comment 16:	We note that “Equity Investments Risk” is included in the summary section. To the extent this is a principal risk of the Trust, please include a discussion of the Trust’s investment in equity investments in the “Investment Strategy” and “Portfolio Contents” sections earlier in the summary section

Response 16:	As described under “Equity Investment Risk” and under “The Trust’s Investments—Equity Securities,” although investing in equity securities is not a principal strategy of the Trust, the Trust may acquire or hold equity securities, or warrants to purchase equity securities incidental to the Trust’s investments in credit instruments. The Trust respectfully submits that the existing disclosure throughout the Prospectus regarding equity securities and associated risks is appropriate in light of such incidental equity exposure.

Summary of Trust Expenses – Annual Expenses Table (p. 16)

Comment 17:	Please submit a completed fee table and Example calculation in the next pre-effective amendment for us to review. We may have additional comments upon reviewing the fee table and Example calculations.

Response 17:	The certain elements of the pricing of the offering and estimated annual expenses of the Trust have not yet been finalized, and therefore the fee table has not been completed in Pre-Effective Amendment No. 1. The Trust confirms that the fee table will be completed in a subsequent Pre-Effective Amendment. The Trust acknowledges that you may have comments upon reviewing the fee table and Example calculations.

Use of Proceeds (p. 18)

Comment 18:	Should the word “achieved” in the fourth sentence be “achieving”?

Response 18:	The Trust has revised as suggested.

Comment 19:	Please disclose the reason(s) that it will take longer than three months to be invested fully in the “desired allocations,” as mentioned in the fourth sentence, along with any consequences of any delay.

Response 19:	The Fund has added the requested disclosure.

Initial Portfolio Composition (p. 20)

Comment 20:	Please additionally disclose the breakdown of floating versus fixed rate investments.

Response 20:	The Trust has revised its 80% policy to clarify that the Trust will invest at least 80% of its Managed Assets in floating rate credit instruments.

The Trust’s Investments – Synthetic Investments (p. 30)

Comment 21:	The disclosure states that “the value of [synthetic investments] will be counted for purposes of the Trust’s policy of investing at least 80% of its Managed Assets in floating rate instruments and other credit instruments.” Please explain in correspondence how the Trust intends to calculate the value of the synthetic credit securities for purposes of its 80% policy.

Response 21:	For purposes of the Trust’s 80% policy, the Trust will include the market value of synthetic credit securities as determined in accordance with the valuation procedures adopted by the Board of Trustees of the Trust. The Trust confirms that it will not include the notional value of such synthetic investments to the extent that the notional value exceeds the market value.

Dividend Reinvestment Plan (p. 60)

Comment 22:	Please confirm in correspondence that shares issued through the Dividend Reinvestment Plan are not subject to a sales load.

Response 22:	The Trust confirms that shares issued through the Dividend Reinvestment Plan are not subject to a sales load

Repurchase of Common Shares (p. 64)

Comment 23:	To the extent the Trust’s board decides to engage in share repurchases, please confirm that the disclosure will be amended to include information required by N-2 Item 8.5(d), as well as the means by which share repurchases will be funded and the factors that the board considered when determining to make such repurchases.

Response 23:	The Trust has no present intention to engage in share repurchases, although it may do so in the future. To the extent that the Trust engages in share repurchases in the future, it will provide the notice required by Rule 23c-1, as applicable. Any subsequent registration statement will include the information required by N-2 Item 8.5(d).

Statement of Additional Information

Comment 24:	If the Trust has a securities lending agency agreement, please file it as an exhibit to the registration statement.

Response 24:	The Trust has no present intention to engage in securities lending and has not entered into a securities lending agency agreement at this time.

* * * * * *

Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy